EXHIBIT 99.1

[Q 2 R E P O R T] 2004

SECOND QUARTER REPORT 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is Management's Discussion and Analysis of the financial condition of Leitch Technology Corporation ("Leitch" or the "Company") and our financial performance for the second quarter ended October 31, 2003 and 2002. All amounts are in Canadian dollars unless otherwise stated. As a result of rounding differences, certain figures in this MD&A may not total.

OVERVIEW

This quarterly report contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "plans," "continue," or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. These factors include without limitation the timing of acquisitions and expansion opportunities, technological change that may impact the Company's capital expenditures and results of operations, and competitive factors that may alter the timing and amount of the Company's capital expenditures and results of operations. Any of these factors could cause actual results to vary materially from current results or the Company's currently anticipated future results. The Company wishes to caution readers not to place undue reliance on such forward-looking statements that speak only as of the date made. Additional information concerning factors that cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities.

Introduction

Leitch is a global leader in the design, development and distribution of high- performance audio and video infrastructure to the professional video industry. Applications for Leitch products span the marketplace and include broadcast, post production, telecommunications, cable, Internet and business to business.

      Leitch's three product lines are Video Processing and Distribution ("VP&D"), Video Servers ("Servers") and Post Production ("Post"). VP&D includes products that are used to distribute, process and switch high-quality video and audio signals. The Servers segment designs, manufactures and sells video servers. Post includes products that are used to capture, edit and record digital video. Although their current product offerings are distinct, the three product lines are closely interrelated and share resources. This organizational structure may change as customer requirements and technology evolve.

      The Company's strategy is to capitalize on its strong customer position, technical skills, business model and access to capital markets to lead the professional video market. Leitch continues to consider strategic investments of resources and capital into industry consolidation and emerging professional video infrastructure technology.

      The Company operates in an industry that requires highly specialized products and a robust infrastructure, and as a result, is able to maintain high gross margins for its products. Gross margins have typically trended in the 50-55% range for the past few years, although volume and currency fluctuations can have a significant impact on margin. At the Company's revenue levels during the last two quarters,

LEITCH TECHNOLOGY CORPORATION

gross margin has fallen to the 40-50% range, although the Company expects to return to historical margin levels, through a combination of cost reductions and expected improvements in volumes. Due to the high margins, profitability is significantly impacted by fluctuations in revenue. Further, because of the necessary investment in infrastructure and research and development, selling and administrative and research and development expenses do not tend to fluctuate directly with revenues. The Company has been focusing its attention both on driving revenue during difficult economic times and managing costs without impacting the Company's ability to grow when the markets return. The Company undertook an expense reduction plan in the first quarter to remove 5-10% of the cost base and will continue to review further areas in order to accelerate the Company's return to profitability.

Business Developments

On November 20, 2003, the Company announced that Tim Thorsteinson had accepted the position of CEO. Mr. Thorsteinson brings years of experience in the professional television market, most recently with Thomson Broadcast and Media Solutions where he led the Broadcast product line. Formerly the president of the Video and Networking Division of Tektronix, Inc., he also ran the subsidiary company within that Division known as Grass Valley Group (GVG). During his tenure at Tektronix, he executed the sale of the GVG business to a private investor group. At that transition, Thorsteinson departed Tektronix to lead the Grass Valley Group company as its CEO and COO until its acquisition by Thomson. In that position he led the team that returned Grass Valley Group to profitability through focused cost reductions and gross margin improvements across the entire product line and increased share in the video server business. Grass Valley also regained the number one position in production switchers and gained significant share in the router, modular and news product areas. At Thomson he led the integration of the Broadcast products of Thomson, Grass Valley, and Phillips and consolidated widely dispersed R&D efforts.

      The Company issued 4,788,000 common shares through a bought deal through a syndicate of underwriters led by BMO Nesbitt Burns Inc. and including CIBC World Markets Inc. and TD Securities Inc. for net proceeds of $20.4 million. The funds will be used for funding future acquisitions to provide skills and technology necessary to carry out the Company's strategic plans, working capital and general corporate purposes.

Other highlights include:

  •
  Unveiling NEXIO™, a new shared storage media server, at IBC 2003. NEXIO is a highly flexible and cost-effective server system that provides a powerful foundation for any Integrated Content Environment. Designed for both transmission and news environments, NEXIO features exceptional scalability, fault-tolerance and interoperability.

  •
  Introducing the Leitch Systems Engineering group, headed by recently recruited Brian Cabeceiras. Mr. Cabeceiras comes to Leitch from SeaChange International where he served as president of the company's broadcast server division. Prior to his tenure at SeaChange, Brian spent seven years with Grass Valley Group/Tektronix and seven years with Sony Broadcast, where he held a number of senior management positions, including director of each company's systems business.

LEITCH TECHNOLOGY CORPORATION

  •
  Announcing that CTV, the largest independent national network in Canada, has standardized on Leitch's 6800+ modular interface products for an upgrade of the control room that supports Canada's number-one national newscast, CTV News. Leitch's Panacea™ modular routing switchers — compact routers that offer on-air quality in every format from analog to HD — are also part of the control room upgrade.

  •
  Winning a Best-in-Show award at the 2003 BIRTV (Beijing International Radio, TV & Film Equipment) exhibition, held August 25-28 in Beijing for NEO VR™ — the television industry's first full-featured digital video recorder packaged on a single, space-saving module. The award from China's foremost broadcast and film equipment exhibition falls on the heels of the two awards NEO VR received for superior innovation during its launch at NAB 2003.

Results of Operations

Definitions

Over the past few years, the Company has focused its analysis on "Net Operating Income (Loss)," which was defined as earnings (loss) from continuing operations before amortization, write-downs and equity interests less income taxes (excluding income taxes — partly owned businesses). During the first quarter ended July 31, 2003, the Company changed its focus to Net earnings (loss) as calculated under Canadian Generally Accepted Accounting Principles ("GAAP"). This change has been made since differences between Net Operating Income (Loss) and Net earnings (loss) are not significant in the current quarter, and as part of the general market and regulatory trend away from the use of non-GAAP earnings measures.

Revenue

Revenue for the quarter ended October 31, 2003, totaled $36.4 million, a decrease of $9.3 million or 20% from the $45.7 million earned during the second quarter of the preceding fiscal year and a decrease of $1.1 million or 3%, compared to revenue of $37.5 million during the previous quarter ended July 31, 2003. The Company received $33 million in orders during the second quarter of fiscal 2004, which is down from the $45 million received in the first quarter. The Company believes the order flow and shipments were impacted by the large number of new products that have been released recently, most notably the NEXIO™ platform for the Server product line introduced at September 2003's IBC show. This has been reflected in low sales levels in Server products this quarter. The product introduction process is complex, involving the training for and acceptance of the new products on a global basis by customers, dealers and integrators. The Company underestimated the effects of these delays and does not expect them to recur. The Company's revenue has also been adversely impacted by the continued strengthening Canadian dollar against the U.S. dollar.

      Revenue for the six months ended October 31, 2003, was $73.9 million, a decrease of $18.8 million or 20% from the $92.7 million earned during the six months ended October 31, 2002. Approximately $8 million of the decrease in revenue is attributable to the strengthening Canadian dollar against the U.S. dollar. The remaining impact is attributable to continued soft markets and deferred buying decisions by customers.

LEITCH TECHNOLOGY CORPORATION

Product Revenue

The following tables summarize the revenue from the Company's product segments:

	Three months ending
($ millions)	October 31, 2003%		July 31, 2003%		October 31, 2002%

Product Segment
VP&D	$28.0	77%	$25.6	68%	$31.3	68%
Servers	4.2	12%	8.5	23%	9.0	20%
Post Production	4.2	11%	3.4	9%	5.4	12%

Total Revenue	$36.4	100%	$37.5	100%	$45.7	100%

	Six months ending October 31,
	2003	%	2002	%

Product Segment
VP&D	$53.6	73%	$65.8	71%
Servers	12.7	17%	17.7	19%
Post Production	7.6	10%	9.2	10%

Total Revenue	$73.9	100%	$92.7	100%

During the second quarter, the Company generated approximately 77% of its revenues from VP&D, 12% from Servers and 11% from Post. This mix is not consistent with the last few years, as the Company saw a decrease in Server sales during the quarter, as previously discussed. The Company expects Server sales to rebound in the next one to two quarters, and accordingly return the revenue split across product segments to its historical levels of 65-70% for VP&D, 15-20% for Servers and 10-15% for Post. On a year to date basis, revenue is down across all product lines.

      Revenue from VP&D decreased from $31.3 million during the three months ending October 31, 2002, to $28.0 million during the three months ending October 31, 2003, a decrease of 11%. Revenue from VP&D increased $2.4 million or 9% compared to the $25.6 million earned in the first quarter of fiscal 2004. The increase in revenue for VP&D from prior quarter was expected as a result of the number of products introduced at the NAB show in April 2003. Year to date revenue is down by $12.2 million, or 19%, compared to the prior year due to a combination of the strengthening Canadian dollar and weak markets. The Company also believes that the large number of products introduced over the past several quarters has had some effect, as customers need time to evaluate the new products and may postpone buying older products as they wait for the new products to be released.

      Revenue from Servers fell from $9.0 million during the three months ending October 31, 2002, to $4.2 million during the three months ending October 31, 2003, a decrease of 53%. Revenue from Servers decreased $4.3 million or 51% compared to the $8.5 million earned in the first quarter of fiscal 2004. The Company believes Server sales were hit more significantly than anticipated due to the introduction of NEXIO in September of 2003, where customers are deferring their buying decisions pending their review of the product, or full product offering availability. It is important to note that Server revenue tends to be project driven and can fluctuate significantly from quarter to quarter. Year to date revenue from Servers fell $5.0 million, or 28% from the prior year period. This decrease is attributable to the strengthening Canadian dollar and the low sales in the second quarter of the current year discussed above.

      Revenue from Post decreased from $5.4 million during the three months ending October 31, 2002, to $4.2 million during the three months ending October 31, 2003, a decrease of 22%. Revenue from Post increased $0.8 million or 24% compared to the $3.4 million earned in the first quarter of fiscal 2004. Prior year sales were lifted by the introduction of VelocityQ, while the current quarter rebounded after an unusually soft first quarter. Year to date revenue decreased by $1.6m or 17% from the prior year period. The Company has seen

LEITCH TECHNOLOGY CORPORATION

softness in demand for this product across all geographies.

Geographic Revenue

The following tables summarize the revenue from the Company's geographic segments:

	Three months ending
($ millions)	October 31, 2003%		July 31, 2003%		October 31, 2002%

Geography
United States	$14.5	40%	$17.3	46%	$22.0	48%
Europe	10.3	28%	7.0	19%	7.9	17%
Non-US Americas	5.4	15%	4.8	13%	4.9	11%
Pacific Rim	6.2	17%	8.4	22%	10.9	24%

Total Revenue	$36.4	100%	$37.5	100%	$45.7	100%

	Six months ending October 31,
	2003	%	2002	%

Geography
United States	$31.8	43%	$48.1	52%
Europe	17.3	23%	16.5	18%
Non-US Americas	10.2	14%	12.4	13%
Pacific Rim	14.6	20%	15.7	17%

Total Revenue	$73.9	100%	$92.7	100%

Traditional geographic revenue splits are United States — 45-55%, Europe — 15-25%, Non-US Americas — 10-20% and Pacific Rim — 10-20%. Non-U.S. Americas and Pacific Rim revenue can fluctuate widely each quarter due to a smaller number of large projects. Over the next few years, some shift toward the Pacific Rim is anticipated as growth in that region is expected to exceed that of more mature markets.

      Ratio of revenues by geography is different from historical and expected splits. The United States has been below its historical share of the Company's revenue, which is driven partly by growth in the Pacific Rim, but more significantly by softness in demand and delays in buying decisions. The Company expects the US market will return to historical buying patterns; however, the timing of this recovery continues to be uncertain.

      The United States had a revenue decrease of 34% from $22.0 million in the second quarter of fiscal 2003 to $14.5 million in the second quarter of fiscal 2004. Revenue in the United States for the first two quarters fell by $16.3 million, or 34% from the $48.1 million of revenue in the first two quarters of the prior year. Revenue in the United States decreased $2.8 million or 16% compared to the $17.3 million earned in the first quarter of fiscal 2004. The Company has seen demand in the United States fall sharply over the past year. The Company believes the fall in volumes in the United States is a combination of reduced spending in the market, combined with uncertainty around product portfolio introductions of the past six months causing delays in purchases.

      Europe had a revenue increase of 30.4% from $7.9 million in the second quarter of fiscal 2003 to $10.3 million in the second quarter of fiscal 2004. Revenue in Europe for the first two quarters increased by $0.8 million, or 5% from the $16.5 million of revenue in the first two quarters of the prior year. Revenue in Europe increased $3.3 million or 47% compared to the $7.0 million earned in the first quarter of fiscal 2004. The Company has seen an improvement in the European market so far this year.

      Revenue from the Non-U.S. Americas increased from $4.9 million in the second quarter of fiscal 2003 to $5.4 million in the second quarter of fiscal 2004, an increase of 10%. Revenue in Non-US Americas for the first two quarters decreased by $2.2 million or 18% from the $12.4 million of revenue in the first two quarters of the prior year. Revenue in Non-U.S. Americas increased $0.6 million or 13% compared to the $4.8 million earned in the first quarter of fiscal 2004.

      Revenue in the Pacific Rim decreased from $10.8 million in the second quarter of fiscal 2003 to $6.2 million in the second quarter of fiscal 2004, a decrease of 43%. Revenue in the Pacific

LEITCH TECHNOLOGY CORPORATION

Rim for the first two quarters decreased by $1.1 million or 7% from the $15.7 million of revenue in the first two quarters of the prior year. Revenue in the Pacific Rim decreased $2.2 million or 26% compared to the $8.4 million earned in the first quarter of fiscal 2004.

Gross Margin

Gross margin as a percentage of revenue was 43% in the second quarter of fiscal 2004 compared to 50% in the second quarter of fiscal 2003 and 46% in the previous quarter. Gross margin was 45% for the first two quarters of fiscal 2004, down from the 51% reported for the same period in the previous year. Gross margin continues to see downward pressure due to lower volumes over which to spread fixed overheads and the strengthening Canadian dollar. During the second quarter, product mix also negatively impacted margins.

      At current revenue levels, the Company expects gross margin to be in the 45% to 50% range. Moderate fluctuations in revenue will have an impact on gross margin, as the fixed costs of the Company's manufacturing operations are spread over different production volumes.

Research and Development

The Company invests in research and development ("R&D") to maintain its position in the markets it currently serves, to enhance its product portfolio and to innovate and provide new products with new functions and efficiencies to the professional video industry. This investment drives future revenues and margins through new product introductions and more cost-effective designs. R&D spending does not fluctuate directly with current revenues; however, the Company monitors this spending in relation to revenues and will adjust spending when appropriate. During the first quarter of fiscal 2004, the Company took steps to reduce R&D costs by consolidating certain VP&D and Post functions and facilities, without adversely affecting product development.

      Investment in R&D, net of investment tax credits, in the second quarter of fiscal 2004 was $7.2 million or 20% of revenue, down from $8.2 million or 18% of revenue in the second quarter of fiscal 2003 and down from $8.0 million or 21% of revenue in the first quarter of fiscal 2004. The Company's R&D investment decreased from the prior periods as expected due to the consolidation of functions in the first quarter, combined with reduced spending on materials and prototypes and the impacts of a strengthening Canadian dollar.

Selling and Administrative Expenses

Selling and administrative expenses decreased by 15% in the second quarter of fiscal 2004 to $15.1 million from $17.7 million in the second quarter of fiscal 2003. Selling and administrative costs increased by $1.5 million or 11% from $13.6 million in the previous quarter. Selling and administrative expenses were reduced significantly during the previous quarter due to a combination of expense reduction plans, deferral of certain expenses and the effects of foreign exchange. Spending in the second quarter is impacted by the Company's attendance at the annual IBC show in Europe. Selling and administrative expenses were 41% of revenue in the second quarter of fiscal 2004, compared to 39% of revenue in the second quarter of fiscal 2003 and 36% of revenue in the first quarter of fiscal 2004. Selling and administrative expenses decreased by $5.5 million for the six months of fiscal 2004 compared to the $34.2 million spent for the same period of fiscal 2003. The decrease is due to the expense reduction plans as well as foreign exchange impacts.

LEITCH TECHNOLOGY CORPORATION

      Selling and administrative expenses include sales, customer service, marketing and administration. For the most part, this expense base is fixed in nature and does not correlate directly with revenue. Selling and administration expenses increase in the second and fourth quarters of every fiscal year due to the attendance of the IBC and NAB shows, respectively. Over the past few years, and more significantly during fiscal 2004, the Company has been working to reduce expenses without impairing its ability to respond when capital spending returns.

Other Charges

The Company announced in May 2003 that it would be reducing its expense base by 5-10% and a portion of that reduction was realized in the first quarter. All of the employees impacted by the changes were notified by the end of the first quarter, and the majority of the net reductions were completed by the end of the first quarter. The Company took a one-time charge of $2.9 million in the first quarter to reflect the costs of these expense reductions, mostly made up of severance. No such charge was recorded during the second quarter of fiscal 2004 or during fiscal 2003.

Goodwill and Acquired Technology

During the fourth quarter of fiscal 2003, the Company wrote off its entire balances of goodwill and acquired technology. This resulted in a non-cash charge of $83.1 million during the fourth quarter of fiscal 2003. During the second quarter of fiscal 2003, the Company booked $1.5 million for amortization of acquired technology, bringing the year to date amortization to $3.0 million.

Income Taxes

The Company has recorded a valuation allowance equal to 100% of the tax benefit from the losses in the second quarter of 2004. As a result, income tax expense/recovery for the second quarter of fiscal 2004 is $nil.

Net Loss

Net loss during the second quarter of fiscal 2004 was ($6.4 million) or ($0.19) per share compared to ($3.4 million) or ($0.11) per share in the second quarter of fiscal 2003 and ($5.1 million) or ($0.17) per share in the previous quarter. The increase in the loss compared to the prior year quarter is primarily due to reduced revenue levels offset by savings achieved by the Company's cost reduction efforts. The increase in the loss from the prior quarter is primarily due to tradeshow costs incurred in the current quarter combined with reduced revenue. Net loss for the six months ending October 31, 2003, was ($11.4 million), compared with ($4.8 million) for the same period last year. The increase in losses of $6.6 million is due to the $2.9 million restructuring charges taken in the first quarter combined with an $18.8 million dollar reduction in revenues, offset by the Company's cost reduction efforts.

Liquidity and Capital Resources

Cash Position

At October 31, 2003, the Company's cash and cash equivalents position was $30.6 million compared to $18.6 million at the end of the last fiscal year. The primary reason for the increase in cash and cash equivalents is the proceeds from issuance of capital stock, offset by the net loss incurred by the Company.

      The Company has established a three-year, $20-million senior secured credit facility with CIT Business Credit Canada Inc. This new

LEITCH TECHNOLOGY CORPORATION

facility is available for general corporate purposes and the Company's future growth plans. The Company has not drawn any amount on the facility.

      The Company accesses the capital markets from time-to-time for a variety of purposes.

Capital Assets and Expenditures

Capital assets, net of accumulated depreciation, decreased to $41.5 million at October 31, 2003, from $47.4 million at April 30, 2003, and $54.2 million at October 31, 2002. Additions to capital assets were $0.7 million during the second quarter of fiscal 2004 and $1.1 million year to date. The investments in capital assets were financed from cash balances.

      The Company plans to spend less than $5.0 million on capital projects during fiscal 2004, excluding acquisitions. The expenditures will include computer equipment and software and additional equipment purchases for research and development. This investment will be funded from cash balances, bank facilities and cash flows from operations. The Company is also considering certain real estate divestitures during fiscal 2004, depending on market conditions.

Critical Accounting Policies and Estimates

The Company prepares its financial statements in accordance with generally accepted accounting principles ("GAAP") in Canada. Significant accounting policies and methods used in preparation of the financial statements are described in note 1 to the Company's 2003 Audited Consolidated Financial Statements. Certain of the policies are more significant than others and are therefore considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment in their application or if they result from a choice between accounting alternatives and that choice has a material impact on reported results or financial position. The policies identified as critical to the Company are discussed below.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company evaluates its estimates and assumptions on a regular basis, based on historical experience and other relevant factors. Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts, inventory valuation, income tax valuation allowances, the useful lives and valuation of intangible assets and the fair values of reporting units for purposes of goodwill impairment tests. Actual results could differ materially from those estimates and assumptions.

Revenue Recognition

The Company derives its revenue from direct sales to professional video customers as well as through dealers and systems integrators, which also sell to professional video customers. Customers typically issue standard purchase orders to the Company, or, in the case of more complex installations, project specific contracts are signed. The Company recognizes product revenue upon shipment to the customer as performance has occurred, all customer-specified acceptance criteria have been tested and met, and the earnings process is considered complete.

LEITCH TECHNOLOGY CORPORATION

Income Taxes

The Company records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. During the second quarter of fiscal 2004, the Company recorded a valuation allowance equal to 100% of the future tax benefit of the current period losses in order to maintain the deferred tax assets at a consistent level, pending the return to profitability. Management considers factors such as the reversal of deferred income tax liabilities, projected future taxable income in each jurisdiction, the nature of the income tax assets and tax planning strategies. A change to these factors could impact the estimated valuation allowance and income tax expense.

Inventory Valuation

The Company values its inventory at the lower of cost and net realizable value. The Company performs a quarterly assessment of its inventory value, taking into consideration factors such as inventory aging, future demand for the inventory, expected new product introductions, competitive pressures and numerous other factors. A change to these assumptions could impact the valuation of inventory and have a resulting impact on margins.

Restructuring Charges

The Company recorded a $2.9 million restructuring charge for cost savings initiatives incurred during the first quarter of fiscal 2004, primarily for workforce reductions. These charges are recorded based on detailed plans approved and committed to by management. The restructuring charges are primarily employee severance and benefit costs. The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amount associated with these plans. The estimates of future liability may change, requiring additional restructuring charges or a reduction of the liabilities already recorded. At the end of each reporting period, the Company evaluates the appropriateness of the remaining accrued balance.

Risk Factors

In the normal course of its business, the Company is exposed to a variety of risks that can affect its performance and could cause the Company's actual results to differ in material respects from the results discussed herein. These risks are discussed below.

Global Political and Economic Uncertainties

Over the past two years, the U.S., European and many other economies have experienced a swift economic slowdown that has translated into higher inventory levels and reduced capital spending in many sectors of the economy. If the economic slowdown continues, Leitch's revenue could continue to be negatively impacted. Because the Company's revenues are geographically dispersed, localized geopolitical uncertainties do not create any extraordinary level of exposure. They do, however, affect the Company insofar as they impact the world's economies.

      The Company sells into over 80 countries worldwide. Regional and international political unrest, such as that currently in South America and the Middle East, can negatively impact the Company's revenue and ability to collect its accounts receivable.

LEITCH TECHNOLOGY CORPORATION

New Products and Technological Change

The markets for the Company's products are competitive and are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. The Company's products embody complex technology and are designed to be compatible with current and evolving industry standards, and the Company invests significant resources in the development of products for the markets it serves. The success of the Company continues to depend upon market acceptance of its existing products, its ability to enhance those products and its ability to introduce new products and features to meet changing customer requirements. The Company's business, financial condition and results of operations could be adversely affected if the Company incurs delays in developing new products or enhancements, or if such products or enhancements do not gain market acceptance.

      The Company does not rely on any one product and continues to support and develop a diversified product offering.

Competitive Environment

The Company competes with a large number of companies in each of its product lines. Competitors vary widely in size, product breadth, market expertise and geographical penetration. Many competitors are relatively small (with less than $10 million in annual sales), while some are divisions of large multinationals. The key barriers to entry into the Company's markets include establishment and maintenance of a solid technological base, establishment of a reputation for industry experience and acceptance, establishment of a strong company reputation as a credible supplier to large end-users, establishment of distribution channels and relationships and development of sufficient product line breadth. The Company believes its products provide critical functionality at attractive price/performance points, and in some cases offer unique features or technological advantages. The Company has a strong reputation for customer service and continues to strengthen its sales channels to ensure it remains a key supplier to its customers. The Company seeks to protect its competitive advantage by offering a wide variety of products capable of meeting the latest industry standards and requirements.

Intellectual Property

The Company must protect its proprietary technology and operate without infringing upon the intellectual property rights of others. Leitch relies on a combination of patent, copyright, trademark and trade secret laws and other intellectual property protection methods to protect its proprietary technology. These steps may not protect the Company's proprietary information nor give it any competitive advantage. Others may independently develop substantially equivalent intellectual property or otherwise gain access to Leitch's trade secrets or intellectual property, or disclose such intellectual property or trade secrets. If Leitch is unable to protect its intellectual property, the Company's business could be materially harmed.

      There has been substantial litigation regarding patent, trademark and other intellectual property rights involving technology companies. In the future, litigation may be necessary to enforce any patents issued to Leitch, to protect its trade secrets, trademarks and other intellectual property rights owned by the Company, or to defend against claimed infringement. In the course of business, the Company has received communications asserting that its products infringe patents or other intellectual property rights of third

LEITCH TECHNOLOGY CORPORATION

parties. The Company has investigated or continues to investigate the factual basis of such communications and has negotiated or will negotiate licenses where appropriate. It is likely that in the course of the Company's business, Leitch will receive similar communications in the future. While it may be necessary or desirable in the future to obtain licenses relating to one or more of the Company's products, or relating to current or future technologies, Leitch may not be able to do so on commercially reasonable terms, or at all. These disputes may not be settled on commercially reasonable terms and may result in long and costly litigation.

Business Cycles

Demand for the capital equipment supplied by the Company can fluctuate with macro-economic cycles, as it may be possible for customers to defer capital spending when their own business models are under pressure. The Company's sales also tend to be project-driven, which can result in sales spikes rather than a continuous smooth revenue curve.

      These risks are mitigated in part by the following factors:

  •
  The Company does not depend on a small number of key customers, increasing the likelihood that some of its customers will at any one time be making capital investments.

  •
  The geographic breadth of the Company's distribution provides a hedge against economic or political events in any one region of the world.

  •
  A certain amount of capital spending is not discretionary, but is linked instead to the imperative for maintaining a reliable technical infrastructure in order to stay on air. A portion of the Company's business is replacement and upgrade business rather than new projects.

  •
  Changes in technology and technical standards also provide an incentive for broadcasters to invest on a regular basis. The motivation may be either regulatory or related to performance enhancements provided by the new technology.

      There can be no assurance that revenues or net earnings in any particular quarter will not be lower, or losses greater, than that of the preceding quarters.

      The Company's expense levels are based, in part, on its expectations as to future revenues as well as the timing of major trade shows, including NAB in April and International Broadcasting Convention ("IBC") in September. If revenue levels are below expectations, operating results are likely to be adversely affected. In light of the foregoing, quarter-to-quarter comparisons of the Company's operating results are not necessarily meaningful and should not be relied upon as indications of likely future performance or annual operating results. Reductions in revenue or net income between quarters or the failure of the Company to achieve expected quarterly earnings per share could have a material adverse affect on the market price of the common shares of the Company.

Reliance on Key Employees

The Company's prospective success will be dependent on the performance and continued service of its executive officers and certain key employees. Competition for high-level engineering, marketing, sales, and executive personnel is intense, particularly in the technology sector. There can be no assurance that the Company will be able to retain existing personnel or attract, hire and retain additional qualified personnel. The loss of service of key managers and executives, or the failure to

LEITCH TECHNOLOGY CORPORATION

attract, hire and retain additional key employees could materially affect the Company's business.

Environmental & Regulatory Risk

The Company respects all environmental legislation, industry norms and standards. The Company's policy is to limit the use of environmentally harmful substances in the manufacturing of its products.

Foreign Exchange

Expenses are predominantly incurred in the currencies of the countries in which the Company has substantial operations — Canada, the United States and the United Kingdom. The Company is exposed to U.S. dollar, Euro and Pound Sterling currency fluctuations. The Company uses foreign exchange option and forward contracts to minimize the downside risk to the Company from fluctuations in its cash flows due to exchange rate changes.

      During the past four quarters, the U.S. dollar weakened significantly against the Canadian dollar. The Company generates approximately 75% of its worldwide revenue in U.S. dollars and reports its consolidated financial statements in Canadian dollars. If U.S. dollar weakness persists, this will adversely impact the Company's revenue and net earnings (loss). Natural hedges eliminate the majority, but not all, of the Company's U.S. dollar exposure. The Company has hedged approximately 65% of its forecasted net U.S. dollar cash flow exposure in fiscal 2004 at rates above spot rates at October 31, 2003.

Carrying Value of Future Tax Assets

The Company's carrying value of future tax assets is assessed, in part, with reference to projected future results. These projections are based on the Company's strategic and operating plans. A significant adverse change in the Company's projections could negatively impact the valuation of the future tax assets.

Stock Price Volatility

The trading price of the Company's common stock has in the past and could in the future fluctuate significantly. The fluctuations have been or could be in response to numerous factors, including quarterly variations in results of operations; announcements of technological innovations or new products by the Company, its customers or competitors; changes in securities analysts' recommendations; announcements of acquisitions; changes in earnings estimates made by independent analysts; general fluctuations in the stock market; or revenues and results of operations below the expectations of public market securities analysts or investors. This could result in a sharp decline in the market price of the Company's common stock.

      With the advent of the Internet, new avenues have been created for the dissemination of information. The Company has no control over the information that is distributed and discussed on electronic bulletin boards and investment chat rooms. The motives of the people or organizations that distribute such information may not be in the best interest of the Company and its shareholders. This, in addition to other forms of investment information including newsletters and research publications, could result in a sharp decline in the market price of Leitch's common stock.

      In addition, stock markets have occasionally experienced extreme price and volume fluctuations. The market prices for high-technology companies have been particularly affected by these market fluctuations, and such effects have often been unrelated to the operating performance of such companies. These broad market fluctuations

LEITCH TECHNOLOGY CORPORATION

may cause a decline in the market price of Leitch's common stock.

Product Defects

If any of the Company's products prove defective, the Company may be required to redesign or recall such products. A redesign or recall may cause the Company to incur significant expenses, disrupt sales and adversely affect the reputation of the Company and its products, any one or a combination of which could have a material adverse effect on the Company's financial performance.

Third-Party Suppliers

The Company uses third-party suppliers for all components used in the Company's systems. Although the Company often has multiple suppliers for each such component, the loss of certain of these suppliers, or the inability of certain of these suppliers to deliver components to the Company on a timely basis, could materially adversely affect the Company's business operations and prospects.

Reliance on Dealers and Systems Integrators

A significant portion of the Company's sales are sourced, developed and closed through dealers and system integrators. The Company believes that these resellers have a substantial influence on customer purchase decisions, especially purchase decisions by large enterprise customers. These resellers may not effectively promote or market Leitch's products, may experience financial difficulties or even close operations. In addition, the Company's dealers and retailers are not contractually obligated to sell Leitch's products. Therefore, they may, at any time, refuse to promote or pay for the Company's products. Also, since many of the Company's distribution arrangements are non-exclusive, resellers may carry competitors' products and could discontinue the Company's products in favour of competitors' products. As a result of these risks, the Company could experience unforeseen variability in its revenues and operating results.

Regulation

The broadcasting and communications industries are regulated by the Federal Communications Commission in the U.S., the Canadian Radio-television and Telecommunications Commission in Canada and by similar regulatory bodies in Europe. These agencies have made rulings in the recent years relating to the adoption of new standards for broadcasters. The timing and nature of these rulings may impact the equipment purchased by broadcasters, which may result in the Company experiencing unforeseen variability in revenues and operations results.

Outlook

The Company's long-term outlook is unchanged. The Company's short-term strategy is to conserve cash while continuing to manage its expenses and balance sheet with a view to returning to profitability. The Company has announced that its cost structure will be optimized and accordingly, the Company expects to return to profitability independent of an increase in capital spending in the professional video market. The Company also continues to be well positioned to capitalize on an expected upturn in capital spending by the professional video market. The Company has not significantly compromised its research and development capabilities and recently launched a number of award-winning products that are improving customers' businesses.

LEITCH TECHNOLOGY CORPORATION

      Since 2000 the Company has been investing in the upgrading of its facilities, systems and personnel. The resulting impact on the cost base has been significant, particularly in light of reduced revenues during the macro-economic downturn. However, management believes that these changes have been crucial. The Company is now capitalizing on this efficient, scalable base as it seeks to capitalize on market conditions when they improve.

      The Company believes that its markets continue to have opportunity for future long-term growth, although the timing for this growth is uncertain. Key growth drivers are as follows:

  •
  As broadcasters look for ways to enhance their own business models, they seek productivity improvements as well as opportunities to offer enhanced services to their customers. Investment in new technical infrastructure remains the most obvious way to achieve these things. Several key transitions in enabling technology (analog to digital, tape to disk) are still underway.

  •
  Emerging economies will continue to invest in television infrastructure to educate and communicate to their populations, resulting in market growth in the developing world.

  •
  The customer base will expand as corporations and other organizations make increasing use of high-quality video to communicate with employees, customers and other stakeholders.

  •
  The digitization of media allows content owners to more effectively manage and derive revenue from those assets. The infrastructure required to manage these assets, as well as to support competing delivery mechanisms to the consumer, will create long-term opportunities for Leitch.

      The Company believes that it can grow faster than its end markets by developing or acquiring products that address new and existing market needs and by providing unequaled service in all of its product lines. It also believes that it can capitalize on its brand, scale, and operational effectiveness to provide better products at competitive pricing, thereby enhancing its market share. Technology remains an important driver in this business, and it is still evolving rapidly. Periods of technological change are characterized by the emergence of new product categories and shifting opportunities for market leadership.

Tim Thorsteinson President & Chief Executive Officer November 26, 2003	Reg Tiessen Chief Financial Officer

LEITCH TECHNOLOGY CORPORATION

SECOND QUARTER REPORT 2004

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of Canadian dollars — Unaudited)

	October 31, 2003	April 30, 2003

Assets
Current assets:
Cash and cash equivalents	$ 30,647	$ 18,560
Accounts receivable	24,641	29,916
Inventory	58,504	56,873
Future income taxes	3,856	5,705
Income taxes recoverable	757	1,153
Prepaid expenses and other assets	5,091	6,128

	123,496	118,335
Capital assets	41,512	47,403
Future income taxes	24,399	20,020
Investments in partly owned businesses	1,699	1,708

	$ 191,106	$ 187,466

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$ 23,789	$ 24,837
Income taxes payable	411	39

	24,200	24,876
Future income taxes	6,915	5,407
Shareholders' equity:
Capital stock	234,545	214,066
Cumulative translation account	(5,382)	841
Deficit	(69,172)	(57,724)

	159,991	157,183
Commitments and contingencies

	$ 191,106	$ 187,466

The accompanying notes form an integral part of these condensed consolidated financial statements.

LEITCH TECHNOLOGY CORPORATION

SECOND QUARTER REPORT 2004

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands of Canadian dollars, except share and per share amounts — Unaudited)

	Three months ended October 31, 2003	Three months ended October 31, 2002	Six months ended October 31, 2003	Six months ended October 31, 2002

Revenue	$ 36,412	$ 45,726	$ 73,936	$ 92,679
Cost of goods sold	20,667	22,794	40,999	44,953

Gross margin	15,745	22,932	32,937	47,726
Expenses (income)
Selling and administrative expenses	15,086	17,663	28,671	34,164
Gross research and development	7,976	9,087	16,774	18,025
Investment tax credits	(774)	(856)	(1,548)	(1,740)
Other charges	—	—	2,918	—
Interest income, net	(154)	(22)	(196)	(34)

	22,134	25,872	46,619	50,415

Loss before amortization, equity interest and income taxes	(6,389)	(2,940)	(13,682)	(2,689)
Amortization of acquired technology	—	1,502	—	3,010
Equity interest in losses (earnings) of partly owned businesses	3	(131)	9	(81)

Loss before income taxes	(6,392)	(4,311)	(13,691)	(5,618)
Income tax recovery	—	(911)	(2,243)	(833)

Net loss	$ (6,392)	$ (3,400)	$ (11,448)	$ (4,785)

Loss per share:
Basic	$ (0.19)	$ (0.11)	$ (0.36)	$ (0.16)
Diluted	$ (0.19)	$ (0.11)	$ (0.36)	$ (0.16)

Weighted average number of shares outstanding (thousands):
Basic	32,962	29,782	31,372	29,782
Diluted	32,962	29,782	31,372	29,782

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

(In thousands of Canadian dollars — Unaudited)

	Three months ended October 31, 2003	Three months ended October 31, 2002	Six months ended October 31, 2003	Six months ended October 31, 2002

Retained earnings (deficit), beginning of period	$ (62,780)	$ 39,387	$ (57,724)	$ 40,772
Net loss	(6,392)	(3,400)	(11,448)	(4,785)

Retained earnings (deficit), end of period	$ (69,172)	$ 35,987	$ (69,172)	$ 35,987

The accompanying notes form an integral part of these consolidated financial statements.

LEITCH TECHNOLOGY CORPORATION

SECOND QUARTER REPORT 2004

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars — Unaudited)

	Three months ended October 31, 2003	Three months ended October 31, 2002	Six months ended October 31, 2003	Six months ended October 31, 2002

Cash flows provided by (used in):
Operating activities:
Net loss	$ (6,392)	$ (3,400)	$ (11,448)	$ (4,785)
Items not involving cash:
Depreciation	2,960	3,213	5,893	6,296
Future income taxes	(1,586)	(1,632)	(2,832)	(2,950)
Amortization of acquired technology	—	1,502	—	3,010
Equity interest in losses (earnings) of partly owned businesses	3	(131)	9	(81)
Loss on disposal of capital assets	3	102	71	246
Net change in non-cash balances related to continuing operations (note 8)	972	1,861	3,542	2,249

Cash flows provided by (used in) continuing operations	(4,040)	1,515	(4,765)	3,985
Cash flows used in discontinued operations	—	(6)	—	(508)

Cash flows provided by (used in) operating activities	(4,040)	1,509	(4,765)	3,477
Financing activities:
Issuance of capital stock (net)	20,479	—	20,479	—

Cash flows provided by financing activities	20,479	—	20,479	—
Investing activities:
Investment in capital assets	(734)	(994)	(1,067)	(3,311)
Proceeds from disposal of capital assets	—	3	—	2,853

Cash flows used in investing activities	(734)	(991)	(1,067)	(458)
Change in cash balances due to foreign exchange	(180)	(292)	(2,560)	78

Increase in cash and cash equivalents	15,525	226	12,087	3,097
Cash and cash equivalents, beginning of period	15,122	10,813	18,560	7,942

Cash and cash equivalents, end of period	$ 30,647	$ 11,039	$ 30,647	$ 11,039

Supplementary cash flow information:
Income taxes paid	$ —	$ 194	$ —	$ 530
Interest paid	3	31	3	105

The accompanying notes form an integral part of these consolidated financial statements.

LEITCH TECHNOLOGY CORPORATION

SECOND QUARTER REPORT 2004

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars, except share and per share amounts — Unaudited)

1.  SIGNIFICANT ACCOUNTING POLICIES

These condensed consolidated financial statements have been prepared in accordance with The Canadian Institute of Chartered Accountants ("CICA") Standards for interim financial statements. These condensed consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements except as disclosed herein, however, they do not include all of the disclosure requirements for annual financial statements. For a full description of accounting policies, refer to Leitch Technology Corporation's ("Leitch" or the "Company") 2003 Audited Consolidated Annual Financial Statements.

2.  HEDGING RELATIONSHIPS

On May 1, 2003, the Company adopted CICA Accounting Guideline 13 ("AcG-13"), "Hedging Relationships", which establishes certain conditions for when hedge accounting may be applied. The Company uses derivative financial instruments for risk management purposes and designates them as cash flow hedges. The Company records the derivative's gain or loss into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

3.  OTHER CHARGES

During the quarter ended July 31, 2003, the Company incurred $2,918 in costs, primarily related to severance and other employee termination benefits, as the Company executed a plan to reduce headcount by 50 people. The staff reductions occurred across all areas of the Company through relocation and centralization of certain functions and reducing headcount in certain administrative functions. Of this amount, $1,116 has not been paid at October 31, 2003 and will be paid over the balance of fiscal 2004 and into fiscal 2005.

4.  BANKING FACILITIES

During the quarter, the Company cancelled its existing revolving line of credit. On November 10, 2003, the Company obtained a 3 year operating bank line of up to Cdn. $20,000,000, bearing interest at a variable rate based on the bank's prime lending rate plus 0.25%. In addition, the Company is obligated to pay a commitment fee of 0.25% on the unused portion. The line is secured by substantially all of the North American assets of the Company, and availability is based on quality and aging of Accounts Receivable in North America.

5.  SHARE CAPITAL

Pursuant to a short form prospectus filed on August 21, 2003, the Company issued 4,450,000 common shares and a further 338,000 common shares through an over allotment option. The price per share for the offering was $4.50, and the net proceeds from the issue was $20,479 (net of share issue costs of $1,527 and related tax benefit of $460).

LEITCH TECHNOLOGY CORPORATION

6.  STOCK-BASED COMPENSATION

The Company has established a stock option plan to encourage ownership in the Company's shares by directors, officers and employees of the Company and its subsidiaries. Options are granted with an exercise price equal to, or greater than the market price of the common shares of the Company at the date of granting, for a term of five years, vesting at five percent per three-month period.

      For a full description of the Company's stock-based compensation, reference should be made to Leitch's 2003 Audited Consolidated Annual Financial Statements.

      The Company applies the intrinsic value based method of accounting for its fixed employee stock compensation plan. Accordingly, no compensation expense has been recognized for the three and six months ended October 31, 2003 and 2002. Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based compensation and other stock-based payments" provides that companies should also disclose, on a pro forma basis, net earnings and earnings per share had the Company adopted the fair value method for accounting for stock options. Had compensation expense been determined based on the fair value at the grant dates for stock options granted on or after May 1, 2001, the Company's results would have been as follows:

	Three months ended October 31, 2003	Three months ended October 31, 2002	Six months ended October 31, 2003	Six months ended October 31, 2002

Net loss
As reported	($6,392)	($3,400)	($11,448)	($4,785)
Pro forma	($6,688)	($3,679)	($12,064)	($5,339)

Loss per share as reported
Basic	($0.19)	($0.11)	($0.36)	($0.16)
Fully diluted	($0.19)	($0.11)	($0.36)	($0.16)

Loss per share pro forma
Basic	($0.20)	($0.12)	($0.38)	($0.18)
Fully diluted	($0.20)	($0.12)	($0.38)	($0.18)

      The fair value of each stock option grant was determined on the date of grant. The weighted average fair value of a stock option with an exercise price greater than the estimated market price of a common share on the date of grant for the three and six months ended October 31, 2003 was $1.57 and for the three and six months ended October 31, 2002 was $2.90.

LEITCH TECHNOLOGY CORPORATION

6.  STOCK-BASED COMPENSATION (CONTINUED)

The Company had no stock option grants during the three months ended October 31, 2003. The fair value of the stock options was determined using the Black Scholes option pricing model, based on the following assumptions:

	Three months ended October 31, 2003[1]	Three months ended October 31, 2002	Six months ended October 31, 2003	Six months ended October 31, 2002

Risk free interest rate	—	4.5%	3.4%	4.5%-4.9%
Expected life	—	5 years	4.3 years	5 years
Expected volatility	—	31%	52%	22%-31%
Expected dividends	—	—	—	—

Note 1 — No data is provided for the three months ended October 31, 2003 as no stock options were granted during this period.

      Because additional stock options are expected to be granted each year, the above pro forma disclosure is not representative of pro forma effects on reported financial results for future periods.

7.  SEGMENTED INFORMATION

For a full description of the Company's operating segments, reference should be made to Leitch's 2003 Audited Consolidated Annual Financial Statements.

a)  Industry Segments

Three months ended October 31, 2003	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total

Revenue:
External	$28,006	$4,241	$4,165	—	—	$36,412
Internal	—	—	—	1,152	(1,152)	—

	28,006	4,241	4,165	1,152	(1,152)	$36,412

Contribution margin	7,567	(83)	1,059	1,152	(1,152)	8,543
Selling and administrative						15,086
Other charges						—
Interest income						(154)

Loss before amortization, equity interest and income taxes						($6,389)

Total assets	$122,497	$27,728	$15,915	$24,966	—	$191,106
Capital asset expenditures	541	123	70	—	—	734

LEITCH TECHNOLOGY CORPORATION

7.  SEGMENTED INFORMATION (CONTINUED)

a)  Industry Segments (continued)

Three months ended October 31, 2002	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total

Revenue:
External	$31,250	$9,047	$5,429	—	—	$45,726
Internal	—	—	—	1,152	(1,152)	—

	31,250	9,047	5,429	1,152	(1,152)	$45,726

Contribution margin	10,901	1,845	1,955	1,152	(1,152)	14,701
Selling and administrative						17,663
Interest income						(22)

Loss before amortization, equity interest and income taxes						($2,940)

Total assets	$173,985	$51,653	$52,212	$9,337	—	$287,187
Capital asset expenditures	622	185	187	—	—	994

Six months ended October 31, 2003	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total

Revenue:
External	$53,620	$12,704	$7,612	—	—	$73,936
Internal	—	—	—	2,304	(2,304)	—

	53,620	12,704	7,612	2,304	(2,304)	$73,936

Contribution margin	13,715	2,131	1,865	2,304	(2,304)	17,711
Selling and administrative						28,671
Other charges						2,918
Interest income						(196)

Loss before amortization, equity interest and income taxes						($13,682)

Total assets	$122,497	$27,728	$15,915	$24,966	—	$191,106
Capital asset expenditures	784	182	101	—	—	1,067

LEITCH TECHNOLOGY CORPORATION

7.  SEGMENTED INFORMATION (CONTINUED)

a)  Industry Segments (continued)

Six months ended October 31, 2002	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total

Revenue:
External	$65,812	$17,683	$9,184	—	—	$92,679
Internal	—	—	—	2,304	(2,304)	—

	65,812	17,683	9,184	2,304	(2,304)	$92,679

Contribution margin	24,177	4,125	3,139	2,304	(2,304)	31,441
Selling and administrative						34,164
Interest income						(34)

Loss before amortization, equity interest and income taxes						($2,689)

Total assets	$173,985	$51,653	$52,212	$9,337	—	$287,187
Capital asset expenditures	2,091	627	593	—	—	3,311

b)  Geographic Segments

Three months ended October 31, 2003	United States	Europe	Non-U.S. Americas	Pacific Rim	Total

Revenue	$14,509	$10,263	$5,425	$6,215	$36,412
Identifiable assets	50,890	30,636	103,362	6,218	191,106
Goodwill and acquired technology	—	—	—	—	—

Three months ended October 31, 2002	United States	Europe	Non-U.S. Americas	Pacific Rim	Total

Revenue	$22,041	$7,934	$4,921	$10,830	$45,726
Identifiable assets	55,484	36,805	103,620	5,099	201,008
Goodwill and acquired technology	20,672	12,934	52,573	—	86,179

Six months ended October 31, 2003	United States	Europe	Non-U.S. Americas	Pacific Rim	Total

Revenue	$31,763	$17,307	$10,232	$14,634	$73,936
Identifiable assets	50,890	30,636	103,362	6,218	191,106
Goodwill and acquired technology	—	—	—	—	—

LEITCH TECHNOLOGY CORPORATION

7.  SEGMENTED INFORMATION (CONTINUED)

b)  Geographic Segments (continued)

Six months ended October 31, 2002	United States	Europe	Non-U.S. Americas	Pacific Rim	Total

Revenue	$48,054	$16,462	$12,435	$15,728	$92,679
Identifiable assets	55,484	36,805	103,620	5,099	201,008
Goodwill and acquired technology	20,672	12,934	52,573	—	86,179

8.  NET CHANGE IN NON-CASH BALANCES RELATED TO OPERATIONS

The net change in non-cash balances related to continuing operations is as follows:

	Three months ended October 31, 2003	Three months ended October 31, 2002	Six months ended October 31, 2003	Six months ended October 31, 2002

Accounts receivable	$2,719	$5,744	$3,409	$10,128
Inventory	(1,548)	5,229	(1,631)	5,374
Income taxes	591	(216)	895	(317)
Prepaid expenses and other assets	550	1,871	878	1,105
Accounts payable and accrued liabilities	(1,340)	(10,767)	(9)	(14,041)

	$972	$1,861	$3,542	$2,249

9.  COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation.

LEITCH TECHNOLOGY CORPORATION

Leitch Technology Corporation 150 Ferrand Drive, Suite 700 Toronto, ON, Canada M3C 3E5 Tel: (416) 445-9640 Fax: (416) 443-3088 Website: www.leitch.com E-mail: info@leitch.com